BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

NEWS RELEASE

CONTACT:	BRAD CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

VISION-EASE TEGRA®POLYCARBONATE LENSES OFFER MULTIPLE ADVANTAGES FOR KIDS

June 11, 2002 -- Minneapolis, Minnesota, USA - Vision-Ease Lens, Inc., a leading U.S. manufacturer of premium polycarbonate lenses and a subsidiary of BMC Industries, Inc. (NYSE: BMM), is placing special emphasis on children's vision. At Vision Expo East, an optical industry trade show earlier this year, Vision-Ease highlighted the advantages of Tegra® aspheric polycarbonate lenses for kids.

"Children from infancy to age fourteen represent a growing segment of the optical market," says Mike Vierzba, Executive Vice President of Sales & Marketing. "Currently, approximately 20 percent of patients seen by independent eyecare providers are children, and this number has grown over the past two years. Tegra® lenses from Vision-Ease offer superior features and benefits compared to regular polycarbonate lenses, making them the perfect choice for kids of all ages."

Tegra® lenses are made from ultra-pure polycarbonate resin for a crystal-clear appearance and are produced using the latest manufacturing processes to further improve optical performance, according to the Company.

In addition to offering the superior impact-resistance of polycarbonate, Tegra® lenses feature Vision-Ease's exclusive ActualEyes™ aspheric design, which makes the lenses flatter, thinner and lighter than other polycarbonate lenses. Tegra®'s aspheric design also reduces undesired magnification of the wearer's eyes by plus power lenses. For superior durability, Tegra® lenses feature an ultra-hard scratch resistant coating. Independent laboratory tests show Tegra® lenses have the best scratch resistance of any polycarbonate lens currently available, according to the Company.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products. The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks. The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses. Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics. BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.

Certain statements in this news release may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in future periods to differ materially from what is currently anticipated.  Those risks include, among others, general competitive factors, the company's ability to successfully complete and integrate its acquisitions and to implement operational improvements in its acquired businesses, the episodic nature of the company's business and other risks and uncertainties detailed from time to time in the company's filings with the Securities and Exchange Commission.